NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the SEC of its intention to remove the entire class of Resecuritization Pass-Through Certificates, Series 1999-RS1 8.00% Class B-3 Certificates due March 27, 2029 (the 'Certificates') of ABN Amro Mortgage Corporation (the 'Company') from listing and registration on the Exchange at the opening of business on July 23, 2007, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Certificates are no longer suitable for continued listing and trading on the Exchange. Information supplied by the Company or taken from other sources believed by the Exchange to be reliable indicates that as of July 2, 2007, the recent principal repayments for this security has decreased the total principal amount outstanding to less than $1 million. 1. The Exchange's Listed Company Manual, Section 802.01B, states that the Exchange would normally give consideration to suspending or removing from the list a debt security of a company when 'the aggregate market value or principal amount of publicly-held bonds is less than $1,000,000.' 2. The Exchange, on July 2, 2007, determined that the Certificates should be suspended immediately from trading, and directed the preparation and filing with the Commission of this application for the removal of the Certificates from listing and registration on the Exchange. The Company was notified verbally on July 2, 2007. 3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the 'information notice circular' of the Exchange on July 3, 2007, of the suspension of trading in the Certificates on July 2, 2007. Similar information was included on the Exchange's website. 4. On July 5, 2007, the Exchange received an email from the Company advising that it formally waived its right to a hearing relative to the delisting of the stated Certificates. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on July 2, 2007.